FINTECH ACQUISITION CORP.

712 Fifth Ave., 8th Floor

New York, NY 10019

July 8, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549-3010

Re:	Registration Statement on Form S-4
File No. 333-211139

Gentlemen/Ladies:

FinTech Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement to Tuesday, July 12, 2016, at 12:00 p.m., or as soon as practicable thereafter. Please notify our counsel, Amanda Abrams, at 215-731-9450 of the time of effectiveness.

In connection with this acceleration request, the undersigned registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, FINTECH ACQUISITION CORP.

By:	/s/ James J. McEntee, III
James J. McEntee, III Chief Financial Officer and Chief Operating Officer